Mail Stop 4561

February 23, 2009

Mr. Stuart I. Greenwald
Secretary and Treasurer
First Hartford Corporation
149 Colonial Road
Manchester, CT  06040

      **Re:**    **First Hartford Corporation**
               **Form 10-K for fiscal year ended April 30, 2008**
               **Filed August 29, 2008**
               **File No. 0-8862**

Dear Mr. Greenwald:

      We have reviewed your response letter dated February 2, 2009 and have the following additional comment.  If you disagree with our comment, we will consider your explanation as to why our comment is not applicable.  Please be as detailed as necessary in your explanation.  After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing.  We look forward to working with you in these respects.  We welcome any questions you may have about our comment or on any other aspect of our review.  Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended April 30, 2008

Item 8. Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements

11. Investments in Affiliates, page 37

1.　　We note your response to prior comment five.  Please tell us how you considered the criteria in paragraph 17 of FIN 46(R), as well as others if considered, in determining that Hartford Lubbock is a variable interest entity of Lubbock Parkade, Inc. and not that of the company.  Additionally, please provide to us your evaluation of EITF 04-5 in reference to your 1.99% general partner interest.

\* \* \* \*

As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response.  Please submit a response letter on EDGAR that keys your response to our comment and provides any requested information.  Detailed cover letters greatly facilitate our review.  Please understand that we may have additional comments after reviewing your response to our comment.

You may contact Mark Rakip, Staff Accountant, at 202.551.3573 or the undersigned at 202.551.3629 if you have questions.

Sincerely,

Kevin Woody
Accounting Branch Chief